MANAGEMENT PROXY CIRCULAR

INFORMATION PROVIDED AS AT APRIL 5, 2007 (unless otherwise stated) FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 1, 2007

PERSONS MAKING THE SOLICITATION

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of Augusta Resource Corporation (the "Corporation") for use at the Annual and Special Meeting of the Corporation’s shareholders (the "Meeting") to be held on Friday, June 1, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named as proxyholder in the accompanying form of proxy are the President and Secretary of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. Proxies delivered after that time will not be accepted.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients.

Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial

Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Management Proxy Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The Corporation’s OBOs can expect to be contacted by ADP or their brokers or their broker’s agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Proxy Circular, the accompanying form of proxy and Notice of Annual and Special Meeting of Shareholders are to registered shareholders of record unless specifically stated otherwise.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at Suite 2100,1075 Georgia Street West Vancouver, British Columbia, V6E 3G2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

The shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be called for; and
(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Annual and Special Meeting of Shareholders, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated by management as proxyholders in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation have set April 5, 2007 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting.

As at the Record Date, there were a total of 72,749,067 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the record date. Only shareholders of record holding common shares at the close of business who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the knowledge of the directors and senior officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation as of the close of business on April 5, 2007 is as follows:

	Number of Shares	Percentage of
Name	Sbeneficially Owned	Issued Shares
HMC Investments LLC	13,503,850	18.6%
Richard W. Warke	9,820,229	13.5%

ELECTION OF DIRECTORS

There are currently seven directors of the Corporation. The present term of office of each of these seven directors will expire immediately prior to the election of directors at the Meeting. It is proposed that the seven persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the ByLaws of the Corporation or with the provisions of the Canada Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Province/State and Country of Residence	Position with Company and Principal Occupation During the Past Five Years (1)	Date Became a Director	Number of common shares beneficially owned or over which control or direction is exercised (2)
Donald B. Clark BC, Canada	VP Administration and Director of the Corporation and VP Administration and Director of Sargold Resource Corporation, President and CEO and Director of Wildcat Silver Corporation and Ventana Gold Corp., mineral exploration and development companies.	Feb. 1, 1996	5,213,934
Gil Clausen CO, USA	President, CEO and Director of the Corporation; Executive VP of Washington Group International, Inc., providers of integrated engineering, construction, and management solutions, between 2001 to March 2005.	Mar. 28, 2005	125,500
W. Durand Eppler (3) (4) (5) CO, USA	Director of the Corporation; CEO of Sierra Partners, LLC
since April 2005 and President of New World Advisors,
LLC since August 2004. Both Sierra Partners and New
World Advisors provide strategic and business advisory
services to global resource companies. Since July 2005,
Chief Executive Officer of Coal International, Plc, a London
(AIM) listed company with global coal operations and
investments. VP of Newmont Mining Corporation between
May 1995 and August 2004 and President of Newmont
Indonesia between 1998 and 2001, each of which are mining
	companies.	Jun. 15, 2005	Nil
Christopher M.H. Jennings (4) (5) Cayman Islands, BWI	Director of the Corporation; Chairman of SouthernEra Diamonds Inc., a company engaged in diamond exploration in Canada, South Africa, Gabon, Australia and the Democratic Republic of Congo, Director of Southern Platinum Corp., a mineral exploration and development company, between September 2004 – June 2005; President and CEO of SouthernEra Resources Limited, a mineral exploration and development company, between April 1992 to April 2001.	Apr. 15, 2002	106,333
Michael A. Steeves (3) (4) BC, Canada	Director of the Corporation; Currently a consultant to the base metal industry. VP Investor Relations of Glamis Gold Ltd., a mining company, between June 2002 and August 2005. Director of Investor Relations of Coeur d'Alene Mines Corporation, a mining company, between October 1999 to June 2002.	Jun.8, 1999	60,000
Robert P. Wares (3) (5) QC, Canada	Director of the Corporation, Chairman, Executive VP and
Chief Operating Officer of Osisko Exploration Ltd.
(“Osisko”) since early 2006. He was President of Osisko
from September 1998 to early 2006. Osisko is a Canadian
junior exploration company holding interests in several
properties located in Quebec, Canada and Brazil, South
	America.	Apr. 26, 1999	Nil
Richard W. Warke BC, Canada	VP Corporate Development and Chairman of the Corporation and CEO and Chairman of Sargold Resource Corporation, a mineral exploration and development company.	Feb. 1, 1996	9,820,229(6)

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Corporation has been furnished by the respective directors, individually. The Directors listed may be directors of other reporting issuers. Details with respect to other directorships is provided in Item 2 of the Statement of Corporate Governance Practices of the Corporation provided under Exhibit A to this Management Proxy Circular.

(2)

The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating and Corporate Governance Committee.

(6)

9,653,725 are held by Augusta Capital Corporation, a company 100% beneficially owned by Richard W. Warke and 125,837 are held by Augusta Capital (US) Corporation, a company 100% beneficially owned by Richard W. Warke.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

No director, or proposed management nominee for election as a director of the Corporation is, or has been within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any other company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Richard W. Warke, the Chairman of the Corporation, is the President and Director of Cybercom Systems Inc. (“Cybercom”) and Donald B. Clark, VP Administration of the Corporation, is a Director of Cybercom. Cybercom was issued a cease trade order on October 23, 2002 due to failure to file comparative annual financial statements and quarterly report for the period ended January 31, 2002. Cybercom’s failure to filing the financial statements resulted from its inability to pay filing fees associating with such filing due to a lack of funding. Cybercom is currently inactive and remains under cease trade order.

Personal Bankruptcies

Other than as described below, no director of the Corporation, or proposed management nominee for election as a director of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual except as follows:

Richard Warke, Chairman of the Corporation, filed a proposal (the “Proposal”) with the Official Receiver under the Bankruptcy and Insolvency Act on September 15, 1998. Despite filing the Proposal, by letter dated August 7, 2002 the TSX Venture Exchange confirmed that Mr. Warke is acceptable to act as a director of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2006 for the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Corporation, regardless of the amount of compensation paid to those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent fiscal year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $150,000 (the "Named Executive Officer(s)"). During the Corporation's fiscal year ended December 31, 2006, the Corporation had seven Named Executive Officers, Richard W. Warke (Chairman), Gil Clausen (President and CEO), Bruce Nicol (Senior VP and CFO effective September 1, 2006), Donald B. Clark (CFO until August 31, 2006 and VP Administration), Mike Clarke (VP Exploration), James A. Sturgess (VP Exploration) and Lance Newman (VP Metallurgical Operations).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen -sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/SARS Granted (#)	Shares or Units Subject to Restrictions ($)	LTIP Payouts ($)
Richard W. Warke Chairman	2006 2005 2004	155,000 150,000 100,000	160,000(1) 150,000(2) Nil	N/A N/A Nil	200,000/Nil 630,000/Nil Nil/Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Gil Clausen President and CEO	2006 2005 2004	262,260 188,813 N/A	277,500 (1) 188,813 (2) N/A	N/A N/A N/A	250,000/Nil 1,000,000/Nil N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Bruce Nicol (Sr. VP and CFO since September 1, 2006)	2006 2005 2004	36,408(4) N/A N/A	Nil N/A N/A	Nil Nil Nil	300,000/Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Donald B. Clark CFO (until August 31, 2006) and VP Administration	2006 2005 2004	80,000 75,000 75,000	Nil 56,250(2) Nil	Nil Nil Nil	125,000/Nil 480,000/Nil Nil/Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Mike Clarke VP Exploration	2006 2005 2004	170,758 106,535 N/A	N/A N/A N/A	Nil Nil Nil	75,000/Nil 250,000/Nil N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
James A. Sturgess VP Projects and Environment	2006 2005 2004	170,588 21,371 N/A	N/A N/A N/A	Nil Nil Nil	175,000/Nil 150,000/Nil N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Lance Newman VP Metallurgical Operations (since August 2, 2006)	2006 2005 2004	164,706 N/A N/A	N/A N/A N/A	Nil Nil Nil	100,000/Nil N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1)	The bonus amount indicated was earned for the year 2006 and is to be paid in 2007.
(2)	The bonus amount indicated was earned for the year 2005 and paid in 2006.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officers during the past fiscal year.

Options and Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by a Corporation or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officers during the past fiscal year.

During the most recently completed financial year, the following stock options were granted to the Named Executive Officers:

Name and Position	Securities Under (1) Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of the Grant ($/Security)	Expiration Date
Richard W. Warke	200,000	10.61%	$2.07	$2.30	April 11, 2011
Gil Clausen	250,000	13.26%	$2.07	$2.30	April 11, 2011
Bruce Nicol	300,000	15.91%	$2.20	$2.50	May 15, 2011
Donald B. Clark	39,000 86,000	2.06% 4.56%	$2.20 $2.07	$2.50 $2.30	May 15, 2011 April 11, 2011
Mike Clarke	75,000	3.97%	$2.07	$2.30	April 11, 2011
James A. Sturgess	175,000	9.28%	$2.07	$2.30	April 11, 2011
Lance Newman	100,000	5.30%	$1.78	$1.78	August 2, 2011

(1)	Vesting provisions apply - one third (1/3) of the options granted are exercisable on the first anniversary and each subsequent anniversary of the date of grant.

Aggregated Options/SARS Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

A total of 79,334 stock options were exercised by the Named Executive Officers during the past fiscal year. The following table sets forth details of the value of the Named Executive Officers’ unexercised options on an aggregated basis as at the year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money(1) Options at December 31, 2006
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Richard W. Warke	39,667	$87,267	157,500	672,500	148,050	530,150
Gil Clausen	Nil	Nil	475,000	775,000	281,125	545,875
Bruce Nicol	Nil	Nil	Nil	300,000	Nil	90,000
Donald B. Clark	39,667	$87,267	120,000	485,000	112,800	387,080
Mike Clarke	N/A	N/A	125,000	200,000	80,000	137,250
James A. Sturgess	N/A	N/A	75,000	250,000	71,250	146,500
Lance Newman	N/A	N/A	Nil	100,000	Nil	72,000

(1)

In the money options are those where the market value of the underlying securities at the fiscal year-end exceeds the exercise price of the option. The aggregate dollar value of the in-the-money unexercised stock options is based on the closing price of the Corporation’s shares on December 29, 2006 of $2.50 per share and represents the difference between such closing price and the exercise price as if the stock options had been exercised on December 29, 2006.

Options and SARS Repricing

During the fiscal year ending December 31, 2006, the Corporation did not reprice downward stock options or SARS held by the Named Executive Officers or by any of the Directors, Officers and employees of the Corporation.

Pension Plans

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has entered into employment agreements for an indefinite term with each Named Executive Officer. Each contract provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Compensation Committee), grant of stock options, vacation time and various standard benefits including life disability, medical and dental insurance. Each contract further provides for reimbursement of reasonable expenses.

The following describes the employment contracts in place between the Corporation and each of the Named Executive Officers and provides the arrangements in place with respect to remuneration payable to the Named Executive Officer or directors and officers of the Corporation in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per officer or director Capitalized terms not otherwise defined herein shall have the meanings ascribed in the respective employment agreements.

Gil Clausen, President and CEO

Employment agreement effective March 24, 2005 (as amended March 24, 2006) provides for an annual base salary of US$235,000, a bonus (described below), automobile expenses and the standard employment benefits identified above. If Mr. Clausen is terminated by the Corporation without Cause or the employment agreement is terminated by Mr. Clausen for Good Reason, the Corporation shall pay Mr. Clausen at the time of such termination, in a lump sum, a cash amount equal to three (3) times his Base Salary and target bonus in effect immediately preceding such termination and all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Clausen should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Clausen with a lump sum cash amount equal to four (4) times his Base Salary and target bonus in effect immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Richard W. Warke, Chairman and VP Corporate Development

Employment agreement effective March 24, 2006 for an annual base salary of $160,000, a bonus (as described below), automobile expenses, club membership fees and the standard employment benefits identified above. If Mr. Warke is terminated by the Corporation without Cause or by Mr. Warke for Good Reason, the Corporation shall pay Mr. Warke, at the date of such termination, in a lump sum, a cash amount equal to two (2) times his Base Salary and target bonus in effect immediately preceding such termination and all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Warke should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Warke with a lump sum cash amount equal to three (3) times his Base Salary and target bonus in effect immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Each of Mr. Clausen’s and Mr. Warke’s employment agreement provide for an opportunity to earn a bonus for each calendar year at the discretion of the Corporation. The terms of the qualification for the bonus will be mutually determined by the Corporation’s board and Mr. Clausen or Mr. Warke, as the case may be, provided that the goals and objectives will be realistic and achievable and that the target bonus payable shall be in no event less than 100% of the current base salary. The payment may be made in common shares if elected by Mr. Clausen or Mr. Warke valued at the average closing price for the ten trading days prior to the date of the grant of bonus as approved by the Board and subject to regulatory approval.

Mr. Donald B. Clark, CFO (until August 1, 2006) and VP Administration

Employment agreement effective March 24, 2006 for an annual base salary of $80,000. If Mr. Clark is terminated by the Corporation without Cause or by Mr. Clark for Good Reason, the Corporation shall pay Mr. Clark at the date of such termination, in a lump sum, a cash amount equal to two (2) times his Base Salary in effect immediately preceding such termination and all non-vested share options granted to him shall immediately and fully vest effective on the date of his termination and be exercisable for 90 days thereafter. Also, in the event that Mr. Clark should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Clark with a lump sum cash amount equal to two (2) times his Base Salary in effect immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Bruce Nicol, Senior VP and CFO (since September 1, 2006)

Employment agreement effective June 1, 2006 for an annual base salary of $200,000 between Sargold Resource Corporation, Augusta Resource Corporation, Wildcat Silver Corporation and Ventana Gold Corp. (the “Companies”). Under terms of this agreement, if Mr. Nicol’s employment is terminated during the first year of employment by all Companies without cause or by Mr. Nicol for good reason, the Companies shall pay Mr. Nicol at the time of such termination in a lump sum a cash amount equal to one (1) times his annual salary in effect immediately preceding such termination, if terminated during the first year, or two (2) times his annual salary if terminated after the first year, and all non-vested share options granted to him shall immediately and fully vest effective on the termination date and be exercisable for ninety (90) days thereafter. No Company shall be entitled to terminate Mr. Nicol’s employment without cause independently of the other Companies, except that a Company which has been the subject of a Change of Control shall have the option to do so within six (6) months of such Change of Control. Also, in the event that Mr. Nicol should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Nicol with a lump sum cash amount equal to three (3) times his base salary in effect immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Mike Clarke, VP Exploration

Employment agreement effective April 27, 2005 for an annual base salary of US$135,000 between Sargold Resource Corporation and Augusta Resource Corporation (the “Companies”). Under the terms of this agreement, if after the first year of employment Mr. Clarke’s employment is terminated by both Companies without Cause or by Mr. Clarke for Good Reason the Companies shall pay Mr. Clarke at the termination date in a lump sum a cash amount equal to one half (1/2) times his annual salary in effect immediately preceding such termination and all non-vested share options to him shall immediately and fully vest effective on the termination date and be exercisable for ninety (90) days thereafter. If Mr. Clarke’s employment should be terminated without cause within six months after a Change of Control, the Corporation shall compensate Mr. Clarke with a lump sum cash amount equal to his annual salary and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

James A. Sturgess, VP Projects and Environment

Employment agreement effective September 29, 2005 for an annual base salary of US$135,000. Under the terms of this agreement, If Mr. Sturgess’ employment is terminated by the Corportion without Cause or by Mr. Sturgess for Good Reason, the Corporation shall pay Mr. Sturgess at the termination date in a lump sum a cash amount equal to one-half (1/2) times his annual salary in effect immediately preceding such termination and all non-vested share options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter. If Mr. Sturgess should resign for Good Reason or the Corporation should terminate his employment without cause within six months after a Change of Control, the Corporation shall compensate Mr. Sturgess with a lump sum cash amount equal to his annual salary and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Lance Newman, VP Metallurgical Operations

Employment agreement effective July 24, 2006 for an annual base salary of US$140,000. Under the terms of this agreement, if after the first year of employment Mr. Newman is terminated by the Corporation without cause or by Mr. Newman for Good Reason or if Mr. Newman’s employment is terminated without cause within six months after a Change of Control, the Corporation shall compensate Mr. Newman with a lump sum cash amount equal to his annual salary immediately preceding such termination and all non-vested stock options granted to him shall immediately and fully vest on the effective date of such termination and be exercisable for 90 days thereafter.

Compensation of Directors

Effective April 2006, directors of the Corporation who are not employees of the Corporation (“Independent Director(s)”) are paid a quarterly retainer of $2,000 and a meeting attendance fee of $200 for each Board meeting attended in person or by telephone. An independent director who serves as Chair of any committee of the Board of Directors is paid an additional fee ($300 per quarter to the Chair of the Audit Committee and $200 per quarter to the Chair of the Corporate Governance Committee or the Compensation Committee). In addition, an independent director who is a member of any committee is paid $150 per quarter per Committee. All reasonable expenses incurred by a director in attending meetings of the Board of Directors, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of the Corporation’s business or in the discharge of his duties as a director are paid by the Corporation. In addition, during the fiscal year ending December 31, 2006 each independent director is to be granted 50,000 stock options in accordance with the Corporation’s stock option plan.

As at December 31, 2006, Directors and Officers who are not Named Executive Officers, held as a group, an aggregate of 775,000 stock options having an exercise price between $0.10 and $2.20 and expiring between May 14, 2007 and May 15, 2011. The following table sets forth particulars of stock options granted to the Corporation’s directors who are not Named Executive Officers during the fiscal year ended December 31, 2006:

Name of Optionee	Number of Options Granted	Exercise Price	Expiration Date
Robert P. Wares	50,000	$2.20	May 15, 2011
Christopher M. H. Jennings	50,000	$2.20	May 15, 2011
Michael A. Steeves	50,000	$2.20	May 15, 2011
W. Durand Eppler	50,000	$2.20	May 15, 2011

During the fiscal year ending December 31, 2006 an aggregate of 79,334 stock options having an exercise price of $0.30 were exercised by two of the directors who are also Named Executive Officers and 108,333 stock options having an exercise price between $0.10 and $0.30 were exercised by a director of the Corporation that is not a Named Executive Officer.

Directors’ and Officers’ Liability Insurance

The Corporation has purchased, for the benefit of the Corporation, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Corporation or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2006:

(i)	the total amount of insurance in 2006 was for US$5,000,000 and this was increased to US$10,000,000 effective March 16, 2007 subject to the deductibles indicated below;
(ii)

the annual premium in 2006 was US$64,125 (including an agency fee of US$7,125). With the increase in the liability coverage to US$10,000,000 the premium was increased to US$97,875 (including an agency fee of US$10,875); and

(iii)	the policy provides for deductibles as follows:
	(a)	with respect to the directors and officers there is no deductible applicable; and
	(b)	with respect to reimbursement of the Corporation there is a deductible per claim of $35,000 for non-securities related claims;
	(c)	with respect to Canadian or US securities claims there is a deductible of US$100,000 per claim.

Composition of the Compensation Committee

The Corporation appointed a Compensation Committee for the first time in 2005. The Compensation Committee is comprised of three independent directors, Christopher M. H. Jennings (Chairman), Michael A. Steeves, and W. Durand Eppler. The purpose of the Compensation Committee is to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee is to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Report on Executive Compensation

Base Salary and Bonuses

To ensure that the Corporation will continue to attract and retain qualified and experienced executives, base salaries are reviewed and adjusted annually, in order to ensure that they remain at a level at or above the median for comparable companies. Bonuses are paid to the CEO and the Chairman of the Corporation and are based upon a combination of individual and the Corporation’s performance and are weighted more against the Corporation’s performance. For the fiscal year ending December 31, 2006 the Compensation Committee recommended to the Board of Directors a compensation package which included an increase in the annual base salary for the Corporation’s executive officers and employees and the payment of a bonus to the Richard Warke, Chairman and Gil Clausen, CEO, equivalent to each of their annual salary. The Board of directors approved and accepted this compensation package. Details of compensation paid to the Named Executive Officers for the fiscal year ending December 31, 2006, is provided under “Statement of Executive Compensation” above.

Stock Option Plan

Another element to executive compensation is the granting of stock options. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to the directors, senior officers, employees and consultants of the Corporation pursuant to the Corporation’s stock option plan (the “Option Plan”). The purpose of the Plan is to provide an incentive to the Corporation’s directors, senior officers, employees and consultants to continue their involvement with the Corporation, to increase their efforts on the Corporation’s behalf and to attract qualified new directors, senior officers and employees.

On May 3, 2004, the Board adopted a stock option plan (the “Option Plan”) to reflect TSX-V policies and general securities laws which was subsequently approved by the shareholders of the Corporation at each annual meeting held by the Corporation to date and accepted for filing by the TSX-V. Under the policies of the TSX-V “rolling” stock option plans are required to be approved by the shareholders at each annual general meeting. The Option Plan is a “rolling” stock option plan under which options may be granted to a maximum of 10% of the issued capital of the Corporation at the time of the grant of the stock option. Since the last annual general meeting of the Corporation, the Corporation became listed on the Toronto Stock Exchange (“TSX”) and as a result the Corporation intends to amend the Option Plan to better reflect the rules and policies of the TSX. Accordingly the Corporation will be seeking approval from the shareholders at the Meeting for amendments to the Option Plan. Particulars of the entire plan and the proposed amendments are described under “Particulars of Other Matters to be Acted Upon” and a copy of the entire proposed amended and restated Option Plan is attached as Exhibit B to this Management Proxy Circular.

On behalf of the Compensation Committee
Christopher M. H. Jennings

Performance Graph

The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return for C$100 invested in the Corporation’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five most recently completed financial years of the Corporation.

Statement of Corporate Governance Practice

The Corporation’s corporate governance practices are compared with the National Instrument 58-101 guidelines for effective corporate governance in Appendix “A” to this Management Proxy Circular. Where a company’s corporate governance system differs from the guidelines, each difference and the reason for the difference is required to be disclosed.

The Board believes that good corporate governance is important to the effective performance of the Corporation and pays a significant role in protecting shareholders’ interests and maximizing shareholder value.

The Board has the following standing committees: the Audit Committee; the Compensation Committee; and the

Nominating and Corporate Governance Committee. All of the committees are independent of management and report directly to the Board. The purpose of the Audit Committee are to assist the Board’s oversight of the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements; the qualifications and independence of the Corporation’s independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function. Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 1, 2007 under the heading “Audit Committee Information” and a copy of the Audit Committee charter is attached to the AIF as Appendix I. The AIF is available under the Corporation’s profile at www.sedar.com. The Compensation Committee was established to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. The objective of the Committee will be to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals. The Nominating and Corporate Governance Committee has been established by the board of directors of the Corporation (the “Board”) to identify individuals qualified to become Board members, to assess and report on the effectiveness of the Board and any committees thereof, and to develop and recommend to the Board a set of corporate governance policies and principles applicable to the Corporation in light of the corporate governance guidelines published by regulatory bodies having jurisdiction.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either of such cases has materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Ernst & Young LLP were first appointed auditors of the Corporation on January 5, 2006.

MANAGEMENT CONTRACTS

A private British Columbia company, in which the Chairman has a 25% interest, received the sum of $17,500 in consideration for providing administrative services to the Corporation for the fiscal year ended December 31, 2006.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except with respect to grants of stock options pursuant to the Corporation’s stock option plan and the issuance of bonuses by the Corporation to its executive officers pursuant to their respective employment contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Effective May 4, 2004, the Board of Directors of the Corporation adopted and approved the Stock Option Plan (the “Option Plan”), which has been approved by the shareholders of the Corporation at each annual meeting of shareholders since such date. On April 27, 2007, the board of directors of the Corporation approved certain amendments to the Option Plan to address current trends and the adopted rules of the TSX. The Corporation intends to present the amended and restated Option Plan before the Shareholders for approval at the Meeting. See “Amendments to Stock Option Plan” below for further details.

The purpose of the Option Plan is to attract and retain superior directors, officers, employees, consultants and other persons or companies engaged to provide ongoing services to the Corporation an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation and in combination with these goals, to encourage their participation in the performance of the Corporation.

Pursuant to the Option Plan, the number of authorized but unissued common shares that may be issued upon the exercise of options granted under the Option Plan (“Options”) at any time plus the number of common shares reserved for issuance under outstanding incentive stock options otherwise granted by the Corporation shall not exceed 10% of the issued and outstanding common shares on a nondiluted basis at any time, and such aggregate number of common shares shall increase or decrease as the number of issued and outstanding common shares changes. As of the date hereof 5,811,166 Options to purchase 5,811,166 common shares (representing approximately 7.99% of the issued and outstanding common shares as of the date hereof) are issued and outstanding under the Option Plan. To date, an aggregate of 591,500 common shares have been issued pursuant to the exercise of Options under the Option Plan.

The Option Plan provides that the Board of Directors may from time to time grant Options to acquire common shares to directors, officers, employees and consultants of the Corporation or its subsidiaries. Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option granted under the Option Plan entitles the holder to one Common Share. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the “Discounted Market Price” of the common shares. Discounted Market Price is defined under the Option Plan as the last closing price of the common shares on the Exchange before date of grant, less any applicable discount under Exchange Policies. The TSX does not permit options to be granted with exercise prices below the market price. Accordingly, the Corporation proposes to amend the Option Plan to remove any references to applicable discounts.

The expiry date of the Options granted is to be determined by the Board of Directors, which shall not be for a period of greater than five (5) years based on the Corporation being a Tier 2 issuer on the TSX-V. Under the policies of the TSX, there is no restriction on the term in which options may be exercised. However, the Corporation is proposing to amend the Option Plan to provide that he expiry date of Options may not exceed the later of (i) a maximum of ten (10) years from the date of the grant, and (ii) if such expiry date falls during a time when a “blackout period” is in effect then the expiry date shall be ten (10) days following the lifting of the blackout period. The Board also has the authority to determine the vesting conditions of the Options, if any, and certain other terms and conditions of Options. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

Under the Option Plan, the number of common shares reserved for issuance to any one (1) optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding common shares determined at the date of grant or 2% of the issued and outstanding common shares in the case of an Optionee who is a consultant. In the case of optionees performing Investor Relations Activities (as such terms are defined in Exchange Policies) the aggregate number of Options granted in any 12 month period shall not exceed 2% of the issued and outstanding common shares determined at the date of grant subject to Exchange Policies. The rules and policies of the TSX do not provide for such restrictions, and the Corporation is proposing amendments to the Option Plan to include only a restriction that the number of common sares (i) issued to Insiders upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding common shares.

An optionee whose employment with the Corporation is terminated for any reason other than cause or death will have between 30 and 90 days (as specified in the applicable Stock Option Agreement) from the date of termination to exercise any options that had vested as of the termination date. In the event of the death of an optionee, the optionee’s legal representative will have one year from the date of the optionee’s death to exercise any options that had vested on the date of the optionee’s death. In the event that an optionee is terminated for cause, any options not exercised prior to the termination shall lapse.

Under the Option Plan, the Corporation has the power, in the event of:

(a)

any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation with or into any other company or of such company into the Corporation, or

(b)	any change in control of the Corporation,

to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Corporation shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Corporation prior to the completion of such transaction.

The Corporation is proposing to amend the Option Plan to provide that in the event of a “change in control”:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price (as defined therein) on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of Directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black and Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of common shares to which such Optionee was entitled upon exercise of Options.

The Corporation is proposing to amend the Option Plan to provide that a “change in control” occurs when:

(i)

Any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then- outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Corporation or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(ii)

the Corporation is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation or such person into which the Voting Shares of the Corporation is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such transaction;

(iii)

the capital of the Corporation is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Corporation immediately prior to such reorganization; or

(iv)

the Corporation sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Corporation immediately prior to such transaction.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part. Pursuant to TSX requirements, shareholder approval (excluding votes of insiders of the Corporation) will be required for amendments to the Option Plan that involve a reduction in the exercise price of Options or an extension of the expiry date of Options.

Amendments to the Stock Option Plan

In order to address current trends and the adopted rules of the TSX the Corporation intends to present for approval by the Shareholders at the Meeting the amended and restated Stock Option Plan in the form attached hereto as Exhibit B. In summary, the Corporation is proposing to amend the Option Plan to:

(a) change the exercise price of options from a “Discounted Market Price” to “Market Price”, being the last per share closing price of common shares on the TSX before the date of grant;

(b) change the five (5) year maximum allowable expiry date of options, which was a TSX-V requirement, to an expiry date of up to ten (10) years;

(c) remove certain threshold restrictions in terms of the maximum number of options permitted to be granted to certain categories of optionees, and implementing restrictions on the number of options to which Insiders are eligible;

(d) clarify when an optionee ceases to be employed or engaged by the Corporation for the purposes of termination of options under the Plan; and

(e) amend the provisions of the Plan in terms of the treatment of options upon a change in control of the Corporation.

The amendments to the Option Plan are subject to receipt of all necessary regulatory approvals, including the TSX. The TSX requires the Corporation to obtain shareholder approval to make these amendments to the Option Plan. In order to comply with the requirements of the TSX, the amendments to the Option Plan must be approved by an ordinary resolution of the Shareholders. The TSX does not require that disinterested shareholder approval be obtained in respect of the amendments to the Option Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass an ordinary resolution approving the amended and restated Option Plan attached as Exhibit B to this Management Proxy Circular, which incorporates the proposed amendments to the Option Plan. The full text of this resolution is set out below.

Shareholders are being asked to consider and vote upon the following resolution to approve amendments to the Option Plan.

“BE IT RESOLVED THAT:

1.

The Corporation’s Stock Option Plan dated May 4, 2004 be amended in the form of the amended and restated Option Plan set out as Exhibit B of the Management Proxy Circular of the Corporation dated as at April 5, 2007, with an effective date of June 1, 2007; and

2.

Any officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolutions.”

The foregoing Resolution will require approval by a majority of votes cast on the matter at the Meeting. Unless otherwise instructed, the management nominees named in the form of Proxy accompanying this Management Proxy Circular will vote “FOR” the Resolution.

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgement.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Corporation is available on SEDAR at www.sedar.com. Financial information concerning the Corporation is provided in the Corporation’s comparative financial statements and Management Discussion and Analysis for the financial year ended December 31, 2006.

Shareholders wishing to obtain a copy of the Corporation’s financial statements and Management’s Discussion and Analysis may contact the Corporation as the following:

Augusta Resource Corporation	Telephone: (604) 687-1717 Fax: (604) 687-1715
Suite 400 – 837 West Hastings Street	Email: info@augustaresource.com
Vancouver, British Columbia V6C 3N6

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The undersigned certifies that the Board has approved the contents of this Management Proxy Circular and the sending, communication and delivery thereof to the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

“Richard W. Warke”

RICHARD W. WARKE
Chairman

EXHIBIT “A”

AUGUSTA RESOURCE CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices	Comments
1. Board of Directors (b) Disclose the identity of directors who are independent.	Robert P. Wares, Michael A. Steeves, Christopher M.H. Jennings and W. Durand Eppler are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 Audit Committees.
(c) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Gil Clausen, President and CEO, Richard W. Warke, Chairman, and Donald B. Clark, VP Administration, form the Corporation’s management team and are not independent in their capacities as such.
(d) Disclose whether or not a majority of directors
are independent. If a majority of directors are
not independent, describe what the board of
directors (the “Board”) does to facilitate its
exercise of independent judgement in carrying
out its responsibilities.	A majority of the Corporation’s directors are independent. Four of the seven Board members are independent within the meaning of the Governance Guidelines.
(e) If a director is presently a director of any other
issuer that is a reporting issuer (or the
equivalent) in a jurisdiction or a foreign
jurisdiction, identify both the director and the
other issuer.

The following directors are also directors or trustees of
other reporting issuers as indicated beside their names:

Gil Clausen: Jaguar Mining Inc. and Sargold Resource
Corporation;
Richard W. Warke: Sargold Resource Corporation,
Donald B. Clark: Sargold Resource Corporation, Wildcat Silver
Corporation and Ventana Gold Corp.
Chris M.H. Jennings: SouthernEra Diamonds Inc., Southern Platinum
Corp., Tsodilo Resources Limited and Sargold
Resource Corporation;
Robert P. Wares: Osisko Exploration Ltd. Sargold Resource
Corporation and Wildcat Silver Corporation
Michael A. Steeves: Sargold Resource Corporation, Wildcat Silver
Resource Corporation and Ventana Gold Corp.
W. Durand Eppler: Vista Gold Corp. and Coal International, Plc
Northern Energy & Mining Inc.

(f) Disclose whether or not the independent
directors hold regularly scheduled meetings at
which non-independent directors and members
of management are not in attendance. If the
independent directors hold such meetings,
disclose the number of meetings held since the
beginning of the issuer’s most recently
completed financial year. If the independent
directors do not hold such meetings, describe
what the board does to facilitate open and
candid discussion among its independent
directors.	Independent directors do hold regularly scheduled
meetings at which non-independent directors and
members of management are not in attendance. The
compensation committee and the corporate governance
committee contained of independent members of the
Board hold approximately two meetings per year.

(g) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent	The chair of the Board is Richard Warke and is not independent. The Board has discussed appointing an independent director as a lead director and may be appointing such a director during 2007.

chair or lead director, and describe his or her
role and responsibilities. If the board has
neither a chair that is independent nor a lead
director that is independent, describe what the
board does to provide leadership for its
independent directors.	W. Durand Eppler, an independent director is the Chairman of the Nominating and Corporate Governance Committee.
(h) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	For the financial year ended December 31, 2006, the
Board held 8 Board meetings. The following is a list of
the directors’ attendance records:

Donald Clark attended 7 of 7 Board meetings
Gil Clausen attended 7 of 7 Board meetings
W. Durand Eppler attended 6 (was excused from
attending 1) of 7 Board meetings
Christopher Jennings attended 6 of 7 Board meetings
Michael Steeves attended 7 of 7 Board meetings.
Robert Wares attended 5 of 7 Board meetings
Richard Warke attended 7 of 7 Board meetings
2. Board of Directors Disclose the text of the Board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board adopted a formal written mandate on February 14, 2007 which defines its stewardship responsibilities. A copy of the Board of Directors Mandate is attached hereto as Schedule “A”.
3. Position Descriptions -
(a) Disclose whether or not the board has
developed written position description for the
chair of each board committee. If the board has
not developed written position descriptions for
the chair and/or the chair of each board
committee, briefly describe how the board
delineates the roles and responsibilities of each
such position.
(b) Disclose whether or not the board and CEO
have developed a written position description
for the CEO. If the board and CEO have not
developed such a position description, briefly
describe how the board delineates the role and
responsibilities of the CEO.
The board has not developed a written position description
for the chair, the chair of each board committee or the
CEO. All members of the Board are also directors of
other reporting issuers and are therefore knowledgeable
and experienced in their capacity as such and the role
designated for them. In addition, informal discussions
occur at the board level with respect to responsibilities of the chair, the chair of each committee and the CEO.

4. Orientation and Continuing Education
(a) Briefly describe what measures the board takes
to orient new directors regarding (i) the role of
the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s
business.
(b) Briefly describe what measures, if any, the
board takes to provide continuing education for
its directors. If the board does not provide
continuing education, describe how the board
ensures that its directors maintain the skill and
knowledge necessary to meet their obligations
as directors.

The Nominating and Corporation Governance Committee
is responsible for ensuring that new directors are provided
with an orientation and education program which will
include written information about the duties and
obligations of directors, the business and operations of the
Corporation, documents from recent Board meetings, and
opportunities for meetings and discussion with senior
management and other directors. Directors are expected
to attend all scheduled Board and committee meetings
either by telephone conference or in person when
possible.

The Board recognizes the importance of ongoing director
education and the need for each director to take personal
responsibility for the process. To facilitate ongoing
education of the Corporation’s directors the Corporation
supports training or education in areas relating to their role as a director of the Corporation; the Corporation arranges

2

visitation by directors to the Corporation’s facilities and
operations; and encourages presentations by outside
experts to the Board or committees on matters of
particular importance or emerging significance.
5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a
written code for the directors, officers and
employees. If the board has adopted a written
code: (i) disclose how a person or company
may obtain a copy of the code; (ii) describe
how the board monitors compliance with its
code, or if the board does not monitor
compliance, explain whether and how the board
satisfies itself regarding compliance with its
code; and (iii) provide a cross-reference to any
material change report filed since the beginning
of the issuer’s most recently completed
financial year that pertains to any conduct of a
director or executive officer that constitutes a
departure from the code.
(b) Describe any steps the board takes to ensure
directors exercise independent judgment in
considering transactions an agreements in
respect of which a director or executive officer
has a material interest.
(c) Describe any other steps the board takes to
encourage and promote a culture of ethical
business conduct.

The Board has adopted a Code of Business Conduct and
Ethics (the “Code”) for its directors, officers and
employees. The Nominating and Corporate Governance
Committee has the responsibility for monitoring
compliance with the Code by ensuring all directors,
officers and employees receive and become thoroughly
familiar with the Code and acknowledge their support and
understanding of the Code. Any non-compliance with the
Code is to be reported to Donald Clark the Ethics Officer,
or Michael Steeves the Chairman of the Audit Committee
or other designated person. A copy of the Code may be
accessed under the Corporation’s profile at www.sedar
.com or on the Corporations’s website at
www.augustaresource.com.

The Board ensures that directors, officers and employees
are familiar with the Code to ensure that they exercise
independent judgment in considering transactions and
agreements in respect of which a director or executive
officer has a material interest.

To encourage and promote other steps to encourage and
promote a culture of ethical business conduct, the Board
has adopted a Disclosure and Share Trading Policy and a
Whistleblower Policy. Both of these policies are available
on the Corporations website at
www.augustaresource.com.
6. Nomination of Directors
(a) Describe the process by which the board
identifies new candidates for board nomination.
(b) Disclose whether or not the board has a
nominating committee composed entirely of
independent directors, describe what steps the
board takes to encourage an objective
nomination process.
(c) If the board has a nominating committee,
describe the responsibilities, powers and
operation of the nominating committee.

The process by which the Board anticipates that it will
identify new candidates is through recommendations of the
Nominating and Corporate Governance Committee.
All members of the Nominating and Corporate Governance
committee are outside, non-management and independent
directs in accordance with Corporate Governance Disclosure
Rules and AMEX rules.
The Committee has been established by the Board to (a)
identify individuals qualified to become Board members; (b)
to assess and report on the effectiveness of the Board and
any committees thereof; and (c) develop and recommend to
the Board a set of corporate governance policies and
principles applicable to the Corporation in light of the
corporate governance guidelines published by regulatory
bodies having jurisdiction.
7. Compensation
(a) Describe the process by which the board
determines the compensation for the issuer’s
directors and officers.
(b) Disclosure whether or not the board has a
compensation committee composed entirely of
independent directors. If the board does not
have a compensation committee composed
entirely of independent directors, describe what
The process by which the Board determines the
compensation for the Corporation’s directors and officers
is through the recommendation of the Compensation
Committee.
The Compensation Committee is comprised entirely of
independent directors in accordance with Corporate
Governance Rules and AMEX rules.
The Compensation Committee has been established by the

3

steps the board takes to ensure an objective
process for determining such compensation.
(c) If the board has a compensation committee,
describe the responsibilities, powers and
operation of the compensation committee.
(d) If a compensation consultant or advisor has, at
any time since the beginning of the issuer’s
most recently completed financial year, been
retained to assist in determining compensation
for any of the issuer’s directors and officers,
disclose the identity of the consultant or advisor
and briefly summarize the mandate for which
they have been retained. If the consultant or
advisor has been retained to perform any work
for the issuer, state that fact and briefly describe
the nature of the work.
Board to review and recommend compensation policies
and programs to the Corporation as well as salary and
benefit levels for its executives. The objective of the
Committee will be to assist in attracting, retaining and
motivating executives and key personnel in view of the
Corporation’s goals.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
At this point in time the board has the following standing
committees: Audit Committee, Nominating and
Corporation Governance Committee and Compensation
Committee. The Board may appoint an Environment,
Health and Safety Committee.
9. Assessments
Disclose whether or not the board, its committees
and individual directors are regularly assessed with
respect to their effectiveness and contribution. If
assessments are regularly conducted, describe the
process used for the assessments. If assessments are
not regularly conducted, describe how the board
satisfies itself that the board, its committees, and its
individual directors are performing effectively.

The Chairman of the Board and the CEO of the
Corporation are assessed each year on the basis of
objectives set out by management and the Board for their
respective positions, their individual performance
throughout the year and their ability to execute and meet
the corporate strategy. The Chairman and the CEO are
assessed first by the Compensation Committee and then
by the Board as a whole.
The Board and the Nominating and Corporate Governance
Committee have not formally assessed the board, its
committees and individual director, however each Board
member is significantly qualified through their current or
previous professions. Each member fully participates in
each meeting having in all cases been specifically
canvassed for their input.

4

SCHEDULE “A” to EXHIBIT A

AUGUSTA RESOURCE CORPORATION
(the “Company”)

BOARD OF DIRECTORS
MANDATE

1.	ROLE AND RESPONSIBILITIES

1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2 The Board is responsible for the review of the Company’s strategic business plan proposed by management, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion should take into account, among other things, the opportunities and risks of the business.

1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.6 The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.7 The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.8 The Board is responsible for acting in accordance with all applicable laws, the Company’s constating documents and the Company’s Code of Business Conduct and Ethics for Directors, Officers and Employees.

1.9 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

1

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)

(i) disclose to the Company, in writing, the nature and extent of any interest that the director has in a material contract or material transaction (a “disclosable interest”), whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless all directors have a disclosable interest.

1.10 The Board has the authority to establish committees and appoint directors to be members of these committees. The Board may not delegate to such committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; or

(j)	adopt, amend or repeal articles.

1.11 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective

2

system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Nominating and Corporate Governance Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Nominating and Corporate Governance Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

	(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

	(ii)	review the adequacy and form of compensation of directors and senior management;

	(iii)	establish a plan of succession;

	(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(v)	make recommendations to the Board.

2.	COMPOSITION

2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

3

2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include atleast one director who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflect the investment in the Company by shareholders other than the significant shareholder.

2.4 The Board should, as a whole, have the following competencies and skills:

(a)	technical and operating knowledge of the mining industry;

(b)	knowledge of current corporate governance guidelines; and

(c)	financial and accounting expertise.

3.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Nominating and Corporate Governance Committee.

3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6 The Board shall institute procedures for receiving shareholder feedback.

3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8 The non-management directors shall meet at least once yearly without any member of management being present.

3.9 The Board sets appropriate limits on management’s authority and has in place an Authorization Policy. In addition, the following decisions require the approval of the Board or one of its committees:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) consolidated financial statements;

(b)	the approval of the consolidated annual budget;

4

(c)	any equity or debt financing of the Company, other than debt incurred in the ordinary course of business such as trade payables;

(d)	the creation of subsidiaries for the Company;

(e)	the creation of new Company bank accounts;

(f)	payment of dividends by the Company;

(g)	proxy solicitation material for the Company;

(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(i)	the appointment of members on any committee of the Board of the Company;

(j)	the appointment or discharge of any senior officer of the Company;

(k)	entering into employment contracts with any senior officers of the Company;

(l)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business for the Company or its subsidiaries (the “Consolidated Group”);

(m)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business within the Consolidated Group;

(n)	any material change to the business of the Consolidated Group; and

(o)	initiating or defending any law suits or other legal actions for the Consolidated Group.

3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Adopted by the Board of Directors
on January 15, 2007

5

EXHIBIT B

AUGUSTA RESOURCE CORPORATION
(the “Company”)

STOCK OPTION PLAN

Dated as of May 3, 2004, as amended and restated as of June 1, 2007

1.	PURPOSE

     The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries to achieve the long term objectives of the Company; to attract, retain and motivate persons as directors, officers, employees and consultants to the Company and to advance the interests of the Company by providing such persons with the opportunity, through stock options to acquire a proprietary interest in the Company.

2.	DEFINITIONS AND INTERPRETATIONS

     When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	“Board of Directors” means the Board of Directors of the Company;

(b)	“change in control” means the occurrence of any of the following events:

(i)

any person (which includes an individual, partnership, company corporation, unincorporated association, syndicate or organization, trust, trustee, executor, administrator or other legal representative), alone or together with any other persons with whom it is acting jointly or in concert, becomes the beneficial owner of, or acquires the power to exercise control or direction over, directly or indirectly, securities (or securities convertible into, or exchangeable for, such securities) representing twenty percent (20%) or more of the votes exercisable by holders of the then-outstanding securities generally entitled to vote for the election of directors (“Voting Shares”) of the Company or any persons that previously were not acting jointly or in concert commence acting jointly or in concert and together beneficially own, or have the power to exercise control or direction over, such securities;

(ii)

the Company is merged, amalgamated, consolidated or reorganized into or with another person and, as a result of such business combination, securities representing more than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Company or such person into which the Voting Shares of the Company is converted immediately after such transaction are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately prior to such transaction;

(iii)

the capital of the Company is reorganized and, as a result of such reorganization, securities representing more than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately after such reorganization are held by a person alone or together with any other persons with whom it is acting jointly or in concert and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the Company immediately prior to such reorganization; or

(iv)

the Company sells or otherwise transfers all or substantially all of its assets to another person and following such sale or transfer securities representing more that twenty percent (20%) of the votes exercisable by the holders of the Voting Shares of the acquiring person immediately after such transactions are held in the aggregate by a person alone or together with any other persons with whom it is acting jointly or in concert, and such person, together with those with whom it is acting jointly or in concert, held securities representing less than twenty percent (20%) of the votes exercisable by holders of the Voting Shares of the Company immediately prior to such transaction.

(c)

“Common Shares” means common shares in the capital of the Company or in the event of an adjustment contemplated by Section 14 hereof, such other shares or securities to which the Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(d)

“Company” means Augusta Resource Corporation and any successor company and any reference herein to action by the Company means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(e)	“Exchange” means the Toronto Stock Exchange or any other stock exchange on which the Common Shares are listed;

(f)	“Exchange Policies” means the policies of the Exchange, including those set forth in the Company Manual of the Exchange.

(g)	“Insider” has the meaning ascribed thereto in Exchange Policies;

(h)	“Market Price” means the last per share closing price for the Common Shares on the Exchange before the date of grant of an Option;

(i)

“Option” means an option granted by the Company to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price determined by the Board of Directors subject to Exchange policies;

(j)

“Optionee” means a person who is a director, officer, employee, consultant or other personnel of the Company or a subsidiary of the Company; a company wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of applicable securities laws and the Exchange, who is granted an Option pursuant to this Plan;

(k)

“Option Period” means the period determined by the Board of Directors during which an Optionee may exercise an Option, which period shall not exceed the later of (i) ten (10) years from the date of grant of the Option, and (ii) if the expiry of such period falls during a time when Optionees are restricted from acquiring securities of the Company as a result of material information concerning the Company not having been generally disclosed (a “Blackout Period”);, ten (10) days following the lifting of the Blackout Period; and

(l)	“Plan” shall mean the Company’s incentive stock option plan as embodied herein and as from time to time amended.

     Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

3.	ADMINISTRATION

     The Plan shall be administered by the Secretary of the Company. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Company and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a special committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

     Any Option granted under the Plan shall be subject to the requirements that, if at any time counsel to the Company shall determine that the listing or qualification of the Common Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of the shareholders of the Company, any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board of Directors. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, qualification, consent or approval.

4.	ELIGIBILITY

     The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine.

5.	PARTICIPATION

     Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee’s relationship or employment with the Company.

     Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or any subsidiary of the Company.

     Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Company or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Company or any of its subsidiaries.

     No Optionee shall have any of the rights of a shareholder of the Company in respect to Common Shares issuable on exercise of an Option until such Common Shares shall have been paid for in full and issued by the Company on exercise of the Option, pursuant to this Plan.

6.	COMMON SHARES SUBJECT TO OPTIONS

     The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the Plan at any time plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by the Company shall not exceed 10% of the issued and outstanding Common Shares on a nondiluted basis at any time, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

     Subject to Exchange Policies, the number of Common Shares (i) issued to Insiders upon the exercise of Options in any 12 month period, and (ii) reserved for issuance upon the exercise of Options granted to Insiders at any time, or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares.

     Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Company.

     If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

7.	OPTION AGREEMENT

     A written agreement will be entered into between the Company and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the “Stock Option Agreement”). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company, including the Exchange.

8.	OPTION PERIOD AND EXERCISE PRICE

     Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the “Expiry Date”), subject to earlier termination as provided in Section 10 and 11 hereof.

     Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Market Price of the Common Shares.

9.	EXERCISE OF OPTIONS

     An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist. The exercise of any Option will be conditional upon receipt by the Company at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Option is being exercise, accompanied by cash payment, certified cheques or bank draft for the full purchase price of such Common Shares with respect to which the Option is being exercised.

10.	CEASING TO BE A DIRECTOR, OFFICER, EMPLOYEE OR CONSULTANT

     If an Optionee ceases to be a director, officer, employee or consultant of the Company or its subsidiaries for any reason other than death, the Optionee may, but only within thirty (30) to ninety (90) days (as specified in the Stock Option Agreement) after the Optionee’s ceasing to be a director, officer, employee or consultant or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation and subject to the following:

(a)	any Optionee who ceases to be a Director of the Company as a result of

	(i)	ceasing to meet the ‘Qualifications of Director’ as set forth in the Canada Business Corporations Act (the “Act”); or

	(ii)	a special resolution having been passed by the shareholders of the Company pursuant to the Act; or

	(iii)	an order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the expiry date shall be the date the Optionee ceases to be a Director of the Company.

(b)	any Optionee who ceases to be an employee as a result of

	(i)	termination for cause; or

	(ii)	an order of the British Columbia Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order;

in which case the Expiry Date shall be the date the Optionee ceases to be an employee of the Company.

Unless otherwise agreed to in writing by the Board, references to “termination”, “the date of such termination”, “ceases” or similar references in this Section 10:

(a)

in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Company or its wholly-owned subsidiary, as the case may be, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause, with or without notice or whether lawful or unlawful); and

(b)

in the case of a consultant is deemed to be the “termination” or “the date of such termination” or “ceasing” of the person engaged as a consultant to provide services to the Company or its wholly- owned subsidiary.

For greater certainty, an Option that had not become exercisable at the time that the relevant termination event referred to in this Section 10 occurred, shall not be or become exercisable and shall be cancelled.

11.	DEATH OF OPTIONEE

     If an Optionee shall die while holding an Option which has not been fully exercised, his personal representatives, administrators, heirs or legatees may exercise such Option, at any time following the grant of probate of the will or letters of administration of the estate of the deceased and prior to a date twelve (12) months from the date of the Optionee’s death, but only to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death.

12.	OPTIONEE’S RIGHTS NOT TRANSFERABLE

     No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

13.	TAKEOVER OR CHANGE OF CONTROL

     Notwithstanding section 14, in the event of a change in control:

(a)

all outstanding Options with an exercise price equal to or less than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall become immediately exercisable and the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee; and

(b)

all holders of outstanding Options with an exercise price greater than the Market Price on the day immediately prior to the announcement of the event giving rise to the change in control shall be entitled to receive and shall accept, immediately prior to or concurrently with the change in control, either of the following in consideration for the surrender of the Options, which consideration shall be determined by the Board of Directors in its sole discretion:

	(i)	the fair value thereof, if any, determined in accordance with the Black and Scholes Option Pricing Model; or

(ii)

options of the acquiring person exercisable for the kind and amount of shares or other securities or property of the acquiring person that the Optionee would have been entitled to receive if such Optionee was the holder of the number of Common Shares to which such Optionee was entitled upon exercise of Options.

14.	ANTI-DILUTION OF THE OPTION

     In the event of:

(a)

any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Company shall deliver, at the time of any exercise thereafter of the Option, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b)

any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of Common Shares deliverable by the Company on any exercise thereafter of the Option shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c)

any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Company with or into any other company (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

     Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15.	COSTS

     The Company shall pay all costs of administering the Plan.

16.	TERMINATION AND AMENDMENT

(a)

The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Company or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights, subject to the approval of the Exchange or such regulatory authority.

(b)

The Board of Directors may amend or terminate this Plan or any outstanding Option granted hereunder for any reason other than the reasons set forth in Section 16(a) hereof, subject to the approval of the Exchange or any relevant regulatory authority and the approval of the shareholders of the Company if required by the Exchange or such regulatory authority. Subject to Exchange Policies, disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an Insider of the Company at the time of the proposed amendment. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to him prior to the effective date thereof.

(c)

The Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

17.	APPLICABLE LAW

     This Plan shall be governed by, administered and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

18.	PRIOR PLANS

The Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Company.

19.	EFFECTIVE DATE

This plan shall become effective as of May 3, 2004, and has been amended and restated as of June 1, 2007.

On behalf of the Board of Directors,

President	Secretary